PROSPECTUS

                         288,000 Shares
                    U.S. LONG DISTANCE CORP.
                          Common Stock


     The 288,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of U.S. Long Distance Corp. (the "Company") to which this Prospectus relates are being offered on behalf of and for the account of certain stockholders (the "Selling Stockholders") of the Company. The Company anticipates that the Shares will be offered for sale until the earlier of (i) the sale of all of the Shares, or (ii) the two-year anniversary of the issuance of the Shares after the effectiveness of this Registration Statement. The Company has agreed to pay all expenses of registration in connection with this offering, but will not receive any of the proceeds from the sale of the Shares being offered hereby. All fees and disbursements of counsel for each of the Selling Stockholders, and all brokerage commissions and other similar expenses incurred by such Selling Stockholders will be borne by such Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Use of Proceeds," "Plan of Distribution" and "Selling Stockholders."

     The Common Stock is included in the Nasdaq Stock Market's
National Market (the "Nasdaq National Market") under the symbol
"USLD." On February 18, 1997, the last reported sales price for the Common Stock was $9.6875 per share.

     This offering of the Shares is currently not being underwritten. However, the Selling Stockholders, brokers, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Although neither the Company nor the Selling Stockholders have entered into any arrangement or underwriting agreement with any broker-dealer or agent, the Shares being offered hereby, when sales thereof are made, may be made in one or more transactions (which may involve one or more block transactions) through customary brokerage channels, either through brokers acting as brokers or agents for the sellers, or through dealers or underwriters acting as principals who may resell the Shares in the Nasdaq National Market or in privately negotiated sales, or otherwise, or by a combination of such methods of offering. Each sale may be made either at market prices prevailing at the time of the sale or at negotiated prices.

     If and to the extent required, the specific number of Shares to be sold, the names of the Selling Stockholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

     SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN
MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN
INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS
                       A CRIMINAL OFFENSE.

                          MARCH 6, 1997

                      AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such materials also may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov.

     The Common Stock is listed on the Nasdaq National Market, and reports and other information concerning the Company may be inspected and copied at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in that Registration Statement. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement and its exhibits and schedules. The Registration Statement may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained therefrom at prescribed rates. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

     All reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in a subsequently filed document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to U.S. Long Distance Corp., 9311 San Pedro, Suite 100, San Antonio, Texas 78216,
Attention: Investor Relations (210) 525-9009.

                       PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR IN
THE DOCUMENTS INCORPORATED BY REFERENCE.


                           THE COMPANY

General

     U.S. Long Distance Corp. (the "Company") is a fully-integrated long distance communications company offering an integrated group of communication services including direct dial long distance, prepaid calling cards, travel cards, data transmission and calling center services.

     On July 10, 1996, the Company's Board of Directors approved a plan to spinoff the Company's commercial billing clearinghouse and information management services business ("Billing Group Business") as a separate public company (the "Distribution"). To effect the spinoff, the Board approved the distribution of the outstanding shares of common stock of its wholly owned subsidiary that owned and operated the Billing Group Business, Billing Information Concepts Corp. ("Billing"), to its stockholders. The Distribution was tax-free for federal income tax purposes to the stockholders of the Company, and the Company will not recognize income, gain or loss as a result of the Distribution, except for direct spinoff costs. The Distribution was completed on August 2, 1996.

Direct Dial Long Distance Services

     The Company is a full-service long distance carrier currently providing direct dial long distance services to small and medium-sized commercial customers and, to a lesser extent, residential customer accounts. The Company began offering direct dial long distance services following its entry into the direct dial long distance business in August 1991 through the acquisition of three related direct dial long distance companies in Texas. The Company focuses its direct sales efforts in the West Coast, Pacific Northwest, Southwest and Southeast regions of the United States to take advantage of network efficiencies. In addition to its basic "one-plus" service, the Company provides inbound 800/888 service, travel and prepaid calling card services, private line services, data transmission services, wholesale carrier services and other customer-specific products.

Operator Services

     The Company provides operator assisted services for private pay telephones, hotels, motels, university dormitories and hospitals. The Company's operator services are accessed when calls requiring operator assistance and/or alternate billing options are placed from customer locations. Such services involve the use of live and automated operators to receive, validate and complete the calls. The Company processes collect, third-party, person-to-person and calling card calls and, generally, shares a percentage of call revenues with its customers.

                          THE OFFERING

Common Stock Offered by the
Selling Stockholders..................288,000 shares

Percent of Outstanding Common
Stock of the Company held by
the Selling Stockholders..............1.9%(1)

Nasdaq National Market Symbol.........USLD

Use of Proceeds.......................The Company will not receive any of the proceeds from the
                                      sale of the Shares being
                                      offered hereby
_______________
(1) Percentage indicated is based upon 15,336,614 shares of Common Stock outstanding as of February 18, 1997.

                          RISK FACTORS

     OTHER THAN HISTORICAL AND FACTUAL STATEMENTS, THE MATTERS AND ITEMS DISCUSSED IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS COULD CONTRIBUTE TO SUCH DIFFERENCES. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND CAUTIONARY STATEMENTS IN DETERMINING WHETHER TO PURCHASE SHARES OF COMMON STOCK IN THE OFFERING MADE HEREBY.
ALL FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SEE "DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS."

     GOVERNMENT REGULATION; PROPOSED ACTIONS. The Company's activities are subject to the regulations of the Federal Communications Commission (the "FCC") and the public utility commissions of the various states in which the Company operates. These regulatory agencies are governed by respective federal or state legislation, and therefore, any change or modification to such regulation or legislation can result in positive or negative effects upon the Company. State and federal regulatory actions have had, and are expected to continue to have, both positive and negative effects upon the Company. Decisions by the state or federal legislative or regulatory bodies with respect to the permissible business activities or pricing practices of the Company's dominant competitors, such as American Telephone and Telegraph Company ("AT&T") and the seven Regional Bell Operating Companies ("RBOCs"), also may have an adverse impact on the Company's operations. Moreover, any significant change in regulations by federal or state governmental agencies could significantly increase the Company's costs or otherwise have an adverse effect on the Company's activities and on its expansion efforts.

     ACQUISITION PROGRAM. The Company is actively engaged in an acquisition program, focusing primarily on acquisitions in the direct dial long distance industry. One or more of such acquisitions could result in a substantial change in the Company's operations and financial condition. The success of the Company's acquisition program will depend upon, among other things, the availability of acquisition candidates, the availability of funds to finance acquisitions and the availability of management resources to oversee the operation of acquired businesses. No assurance can be given that the Company will succeed in consummating any additional acquisitions or that the Company will be able to successfully integrate and manage any acquisitions. While the Company has, from time to time, had discussions with direct dial long distance companies, other than as described in the documents incorporated herein by reference, the Company has no pending negotiations or agreements for any acquisitions at the date of this Prospectus.

     As consideration for any acquisitions, in addition to or in lieu of the payment of cash, the Company may issue Common Stock, preferred stock, convertible debt or other securities that could result in substantial dilution of the percentage ownership of public stockholders. The Company does not intend to seek stockholder approval for any such acquisitions or security issuances unless required by applicable law or regulations. See "Description of Capital Stock."

     TECHNOLOGICAL CHANGE AND NEW SERVICES. The telecommunications industry has been characterized by steady technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer on a timely basis market responsive services that meet these evolving industry standards. There can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services that would satisfy an expanded range of customer needs.

     DEPENDENCE UPON THIRD PARTY TRANSMISSION FACILITIES. The Company currently owns only a portion of the transmission facilities needed to complete long distance telephone calls. Therefore, the Company's operator services and direct dial long distance telephone businesses are dependent upon contractual arrangements, both long and short-term, with facilities-based carriers for the transmission of calls. While the Company believes that it has ample access to transmission facilities at competitive rates and expects to continue to have such access in the foreseeable future, this ongoing availability cannot be assured.

     SERVICE INTERRUPTIONS; EQUIPMENT FAILURES. The Company's business requires that transmission and switching facilities and other equipment be operational 24 hours per day, 365 days per year. Long distance telephone companies such as the Company on occasion may experience temporary service interruptions or equipment failures, in some cases resulting from causes beyond their control. Any such event experienced by the Company would impair the Company's ability to service its customers and could have a material adverse effect on the Company's business.

     INCREASED EXPENDITURES FOR ANTICIPATED EXPANSION. To facilitate and support the growth anticipated in its business, the Company is significantly expanding its level of operations, and thus increasing its investments in personnel and facilities. Due to the increases in the Company's overhead and operating expenses resulting from this expansion, the Company's operating results may be adversely affected if its revenues remain flat or do not increase to the extent expected.

     SEASONAL VARIATIONS IN REVENUES. Approximately 95% of the Company's direct dial long distance revenues are generated by commercial customers, and accordingly, the Company experiences general decreases in long distance revenues around national holidays when commercial traffic is reduced. The Company typically experiences decreases in operator services revenues in the fall and winter months as pay telephone usage declines due to cold and inclement weather in many parts of the United States. As a result of the seasonal variations discussed above, revenue reported in the Company's first fiscal quarter ending December 31 (which includes Thanksgiving, Christmas and New Year's holidays) historically has been the lowest level of any quarter of the year. Conversely, due to increased traffic from pay telephones during the spring and summer months and a lower concentration of national holidays, the Company historically has experienced its highest revenue levels in the third and fourth quarters of the fiscal year. Because the Company's fixed operating expenses do not decrease during the first quarter, the Company's profitability is also, generally, at its lowest level for any quarter of the year.

     CUSTOMER ATTRITION. The Company believes that a high level of customer attrition is common in the direct dial long distance and operator services industries. Although the Company has not experienced significant attrition in its various businesses, the Company's historical levels of customer attrition may not be indicative of future attrition levels, and there can be no assurance that any steps taken by the Company to counter increased customer attrition would accomplish the Company's objectives. In addition, recent acquisitions and consolidations in the telecommunications industry have resulted in, and may in the future result in, the loss of customers by the Company because of the acquisition of these customers by large companies that have existing contractual relationships with the Company's competitors.

     COMPETITION. The long distance telecommunications industry is intensely competitive and is significantly affected by new service introductions and the market activities of major industry participants. Competition in the operator services and direct dial long distance businesses is based upon pricing, customer service, network quality and value-added services. In operator services, the Company competes with AT&T, MCI Telecommunications Corporation ("MCI"), Sprint Incorporated ("Sprint") and approximately 125 other operator services companies across the continental United States. AT&T continues to dominate competition in the direct dial long distance telecommunications market, with other competitors in this business being MCI and Sprint as well as a large number of regional and local providers of long distance services. Additionally, the Telecommunications Act of 1996 allows the RBOCs to compete in the long distance industry. Some of the Company's competitors have greater name recognition, more extensive transmission networks and greater engineering and marketing capabilities than the Company and have, or have access to, substantially greater financial and personnel resources than those available to the Company. The ability of the Company to compete effectively in the telecommunications industry will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors.
There can be no assurance that the Company will be able to compete successfully with existing or future competitors.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon the sale of all of the Shares of Common Stock offered hereby, and assuming no further issuance of shares of Common Stock by the Company, 15,624,614 shares of Common Stock will be outstanding, substantially all of which will be freely tradeable without restriction (except to the extent owned by affiliates of the Company). In addition to the foregoing, at February 18, 1997, 2,242,696 shares of Common Stock were issuable upon the exercise of outstanding employee and director stock options (of which 1,111,046 were exercisable on such date) and options exercisable for 1,375,077 shares of Common Stock and grants for 312,000 shares of Common Stock remained available for grant under the Company's employee and non-employee director stock option plans and restricted stock plans, respectively. Any shares issued upon the exercise of stock options may be freely sold in the public market (except to the extent issued to affiliates of the Company).
     Pursuant to certain telecommunications service agreements, the Company agreed, among other things, to grant contingent warrants, exercisable for a period of seven years, to purchase up to an aggregate of 225,000 shares of the Company's Common Stock at an exercise price of $3.24 per share. The right to acquire such shares is contingent upon the respective grantees generating and causing the Company to bill certain threshold numbers of calls.
The Company has agreed to use its best efforts to register for sale with the Commission the number of shares, if any, that may be issued pursuant to the exercise of the contingent warrants.

     Any future sales of substantial amounts of Common Stock in the open market by the Selling Stockholders, by employees or directors exercising stock options, by stockholders whose shares have been registered with the Commission by the Company or by other stockholders may adversely impact the market price of the Common Stock.

         DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain "forward-looking statements" within the meaning of the Section 27A of the Securities Act and
Section 21E of the Exchange Act. Specifically, all statements other than statements of historical facts included in this report regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. When used in this report, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, the operation of the Company's networks, transmission costs, product introductions and acceptance, technological change, changes in industry practices, one-time events and other factors described herein ("cautionary statements"). Although the Company believes that the expectations are reasonable, it can give no assurance that such expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.

                           THE COMPANY

     OTHER THAN HISTORICAL AND FACTUAL STATEMENTS, THE MATTERS AND ITEMS DISCUSSED HEREIN ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS OF THE COMPANY MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN "RISK FACTORS", WITH THE FORWARD-LOOKING STATEMENTS THROUGHOUT THIS PROSPECTUS AND IN "DISCLOSURE'S REGARDING FORWARD-LOOKING STATEMENTS."

GENERAL

     The Company is a fully-integrated long distance communications company. From fiscal 1991 through fiscal 1996, the Company's revenues increased at a compounded annual rate of 60%, totaling $180.3 million for fiscal 1996. The Company offers an integrated group of communication services including direct dial long distance, prepaid calling cards, data transmission and calling center services.

     The long distance telephone industry has changed significantly since the mandated divestiture by AT&T of its 22 local telephone companies in 1984. Regulations mandating equal access to the existing telecommunications network led to the creation of hundreds of new long distance companies. Competition now pervades across all categories of long distance telephone services, including both domestic and international direct dial long distance telephone services, operator assisted and calling card services and 800/888 specialized in-bound long distance telephone services. While AT&T and, to a lesser extent, MCI and Sprint, together dominate the estimated $78 billion long distance telecommunications industry, management believes that a growing share of the market is serviced by smaller long distance companies such as the Company. Industry sources estimate that approximately 80% of the long distance market is shared among AT&T, MCI and Sprint.

     The Telecommunications Act of 1996, which was signed into law on February 8, 1996, is the first major overhaul of the telecommunications law since the divestiture of AT&T. This act allows telecommunications providers such as the Company to provide local telephone services. The local telephone service industry is estimated to be a $95 billion industry and is dominated by the RBOCs. The Company is actively pursuing its entrance into the local service industry. The Company is currently certified to offer local service in four states and has certification pending in four other states. The Company has signed an interconnection agreement with Southwestern Bell enabling the Company to provide local telephone service to business and residential customers in Southwestern Bell's five-state service area. The Company also has entered into a local resale agreement with BellSouth Telecommunications for their nine-state service territory. Additionally, the Telecommunications Act of 1996 allows the RBOCs to compete in the long distance industry. However, the applicant RBOC must first satisfy a legislative "checklist" that outlines the steps required for an RBOC to open its network to competition on a local basis.

     On July 10, 1996, the Company's Board of Directors approved a plan to spinoff the Company's Billing Group Business as a separate public company. To effect the Distribution, the Board approved the distribution of the outstanding shares of common stock of Billing to its stockholders. The Distribution was tax-free for federal income tax purposes to the stockholders of the Company, and the Company will not recognize income, gain or loss as a result of the Distribution, except for direct spinoff costs. The Distribution was completed on August 2, 1996.

DIRECT DIAL LONG DISTANCE SERVICES

     The Company is a full-service long distance carrier currently providing direct dial long distance services to small and medium-sized commercial customers and, to a lesser extent, residential customer accounts. The Company was authorized to provide direct dial long distance services to customers in 47 states at December 31, 1996. However, the Company focuses its direct sales efforts in the West Coast, Pacific Northwest, Southwest and Southeast regions of the United States to take advantage of network efficiencies. In addition to its basic "one-plus" service, the Company provides inbound 800/888 service, travel and prepaid calling card services, private line services, data transmission services, wholesale carrier services and other customer-specific products.

     The Company began offering direct dial long distance services following its entry into the direct dial long distance business in August 1991 through the acquisition of three related direct dial long distance companies in Texas. At December 31, 1996, the Company serviced approximately 47,000 commercial and residential customer accounts. The Company carried an average of 106.5 million minutes per month of long distance traffic during the fiscal quarter ended September 30, 1996, as compared to 62.6 million and
44.7 million during the fiscal quarters ended September 30, 1995 and 1994, respectively. In fiscal year 1996, 1995 and 1994, the Company had $119.4 million, $84.5 million and $62.8 million, respectively, in direct dial long distance revenues, comprising 66%, 59% and 53% of total operating revenues in each period, respectively.

Industry Overview

     Direct dial long distance revenues industrywide are estimated to be approximately $78 billion in 1996, up from approximately $73 billion in 1995. AT&T, MCI and Sprint dominate the long distance industry. Industry sources estimate that these companies control a combined market share of approximately 80%. These companies offer comprehensive communications services in a wider array of products than other long distance companies and typically target national, multi-state business customers and millions of residential long distance users through national television and media advertising. The Company believes that over 500 smaller long distance companies account for the remaining 20% of the market. These companies typically concentrate on smaller regional and local business customers. Competition in the direct dial long distance industry has historically been based upon price. More recently, the focus has been moving towards customer service, product design and innovation, customized billing capabilities, transmission quality and availability of service.

Sales and Marketing

     The Company's direct dial long distance personnel are located throughout the Company's service area and are responsible for marketing to commercial accounts. The Company supervises sales and marketing efforts from its corporate headquarters and utilizes various advertising media to enhance its commercial marketing efforts and to attract and retain residential customers. The Company examines the calling profiles of target markets and designs long distance services that specifically fill certain demands. For example, the Company issues long distance calling cards customized to include a customer's corporate logo and also has customized prepaid calling cards to be used as promotional marketing tools. The Company also markets directly to employees of commercial customers for their residential service. In addition to its own sales force, the Company markets its direct dial long distance services through authorized agents, other carriers and affinity organizations (strategic partnerships).

     The Company currently has an exclusive marketing agreement with Nolan Ryan, formerly a player with the Texas Rangers[Registered] professional baseball team and a potential hall of fame candidate, who acts as the Company's spokesman for its direct dial long distance services and whose picture appears in the Company's advertisements and product literature, including prepaid calling cards.

Operations

     The Company completes calls that are originated when a pre-subscriber customer dials "1" plus the area code and number or when a customer selects the Company's network through dial-up access to reach any domestic or international destination. All long distance calls placed over the Company's network are directed to call designation points by computerized digital network switching equipment operating at one of the Company's switching centers. The switching equipment receives a customer's direct dial call, verifies the caller's billing status and authorization codes, routes the call to the dialed destination, monitors the call's duration and collects other information for billing purposes. The Company's switching equipment selects the most cost-efficient transmission circuit or path available prior to switching and completing each call. The Company employs state-of-the-art digital switching equipment at the Company's switching centers in Houston, Texas; Waco, Texas; Seattle, Washington; and Los Angeles, California. The Company has also purchased a digital switch in Atlanta, Georgia, which it took possession of in January 1997.

     To satisfy increasing or anticipated usage of its long distance network and to ensure that its network is optimally accessible when network demand is heavy, the Company, from time to time, adds circuit capacity at each existing switching center by increasing the number of telecommunications ports and access lines. The Company utilizes state of the art Common Channel Signaling System 7, which is currently operational for virtually all originating and terminating traffic within the Company's markets. This network protocol significantly reduces connect time delays and provides additional technical capabilities and efficiencies for the routing of calls.

Competitive Advantages

     The Company competes with AT&T, MCI and Sprint and numerous local, regional and national carriers on the basis of its products and services, competitive pricing and local identity. The Company generally prices its services up to 20% below AT&T, MCI and Sprint comparable service offerings. In addition, by designing long distance products and services that fill specific market needs, the Company enhances its ability to compete with AT&T, MCI and Sprint and others.

     The Company believes that its emphasis on customer service distinguishes the Company from many of its competitors. The Company has taken an integrated team approach to sales and service by increasing the number of sales support representatives in its field offices to maintain responsive service after the sale. The Company recently issued notebook computers to the sales force to enhance marketing presentations and automate the customer order entry function. Additionally, the Company implemented a computerized bulletin board service called Advantage Direct, which is similar to the remote access service offered to its operator services customers. This service allows customers to monitor and evaluate calling patterns and volume by department or location. Moreover, in competing with certain regional and local long distance carriers, the Company believes it holds a competitive advantage within its territory because the Company's regional concentration of traffic over its network facilities allows for certain cost efficiencies of a national carrier. In addition, the Company believes that its local identity in the markets it serves provides an advantage in marketing its services and competing with long distance carriers based outside of the target regions. Management believes that the Company has developed the expertise in information systems necessary to meet the needs of its direct dial long distance customers. For instance, the Company provides an invoice indicating call detail in a form that assists customers in controlling and monitoring communications costs for various projects or departments.

     The Company employs digital switching equipment utilizing a network comprised largely of high quality fiber-optic circuitry to maximize communications quality. The Company believes that its use of a digital network is particularly advantageous in marketing both its voice and data transmission services. The Company also designs redundant and diverse routes to each major service area to ensure service availability.

     The communications industry is ever-changing, and the recently passed Telecommunications Act of 1996 is expected to have a major impact on the industry's competitive environment. In essence, the RBOCs will be competing with long distance carriers for both domestic and international long distance customers. The Company believes it is prepared to meet this challenge by capitalizing on its experienced management team and sales force, personalized customer service, quality products and services and competitive pricing structures.

Strategy and Growth Opportunities

     The Company's strategic focus in the direct dial long distance industry is to compete with AT&T, MCI and Sprint primarily on the basis of competitive pricing, while offering a comparable or higher level of service. Moreover, the Company intends to remain focused on small and medium-sized commercial customers and will continue its efforts to develop innovative and cost-efficient services that meet the needs of its customers. The Company intends to introduce new communications products, such as local service, Internet access, paging, frame relay/ISDN and cellular service, over the next 12 to 18 months The introduction of the local service product provides the Company the largest opportunity for growth. The local services industry is estimated to be a $95 billion market. Each of the Company's existing 47,000 customer accounts is already utilizing this service from the local exchange carrier in each locality. The Company believes that it has the potential to capitalize on its relationship with existing customers to bundle the local product with its existing products and services. The bundling of these services with long distance service will enhance the Company's product offerings and provide new and existing customers with the integrated communication services they desire. To a lesser extent, the Company also continues to market to residential customers.

     The Company expects to look for opportunities to expand its long distance business, both by internal growth and through acquisitions. The primary focus of the Company's acquisition activities is to make additional acquisitions that will grow the Company's direct dial long distance business. The Company believes its operator services business affords it the opportunity to expand its direct dial long distance business on a more cost-effective basis than many of its competitors. By having a concentration of operator services call traffic in a particular geographic region, the Company can utilize any long distance facilities it installs or acquires to service a ready base of call traffic, thereby lowering the marginal transmission costs for any direct dial long distance traffic that the Company acquires or develops in that region. The Company believes this cost advantage not only improves the potential profitability of both the Company's operator services and direct dial long distance services business in such region, but also expands the number of companies that would be attractive acquisition candidates in that region.

     The Company continually evaluates business opportunities, including potential acquisitions. One or more of such acquisitions could result in a substantial change in the Company's operations and financial condition. The success of the Company's acquisition activities will depend upon, among other things, the availability of acquisition candidates, the availability of funds to finance acquisitions and the availability of management resources to oversee the operation of acquired businesses. While the Company has, from time to time, had discussions with communications companies, it has no agreements or pending negotiations with respect to any acquisition at the date of this report that would have a material impact on the Company's financial position or results of operations. There is no assurance that any acquisitions will be completed.

OPERATOR SERVICES

     The Company provides operator assisted services for private pay telephones, hotels, motels, university dormitories and hospitals. The Company's operator services are accessed when calls requiring operator assistance and/or alternate billing options are placed from customer locations. Such services involve the use of live and automated operators to receive, validate and complete the calls. The Company processes collect, third-party, person-to-person and calling card calls and, generally, shares a percentage of call revenues with its customers.

     At December 31, 1996, the Company provided operator services to approximately 135,900 hotel, motel, hospital and dormitory rooms. In addition, at December 31, 1996, the Company had service contracts with private pay telephone owners covering approximately 61,300 pay telephones. The Company carried 7.6 million average monthly minutes of operator services traffic during the fourth quarter of fiscal 1996, as compared to 8.3 million and 9.1 million average monthly minutes during the fourth quarters of fiscal 1995 and 1994, respectively. The Company's operator services revenues amounted to $60.9 million, $59.6 million and $54.7 million in fiscal 1996, 1995 and 1994, respectively.

Industry Overview

     Management believes that there are approximately 125 operator services providers competing within the long distance communications industry. AT&T continues to dominate the operator services market, supplying operator services for traffic originating from both the hospitality and pay telephone industries. Additionally, MCI and Sprint provide operator services and are considered by management to be major competitors. Excluding AT&T, MCI, Sprint, General Telephone Operating Companies ("GTE") and the RBOCs, management believes the Company is one of the five largest providers of operator services.

     Many operator services providers, including the Company, initially focused on the hospitality industry. More recently, as the private pay telephone industry has grown and taken market share from the public pay telephone market traditionally served by AT&T, many operator services providers gained increased market share by providing service to the owners of private and public pay telephones. Competition between the Company and other operator services providers is based upon commission programs, quality of service, reporting and customer service.

Sales and Marketing

     The Company markets its operator services nationally through the combined effort of regional sales representatives based in Illinois, Texas, Florida and California and a network of agents. The Company's corporate sales force focuses on larger accounts, such as hotel management companies, multi-unit franchises, hospital chains, large private pay telephone companies and universities. The Company's agents market the Company's operator services on a nationwide basis and typically receive a commission based upon the volume of business generated. The Company also participates in various industry trade shows and promotes its operator services through advertisements in trade magazines. The Company customizes its communications services to provide, among other things, individualized reports and specialized call branding to customers.

Operations

     The Company owns and operates its own operator center in San Antonio, Texas, which employed 311 operators and support staff at December 31, 1996. The Company provides live and automated operator services 24 hours per day, 365 days per year, and features multi-lingual operators versed in Spanish, French, German, Japanese and a variety of other languages. The Company maintains a sophisticated emergency call handling system that enables its operator to access police, fire and other emergency agencies within the jurisdiction of the telephone from which the call is placed. The Company utilizes its own transmission facilities when possible or contracts to use facilities of other long distance network providers as necessary.

     The Company switches the majority of its operator assisted calls at its four main switching centers. Many operator assisted calls are transmitted to the Company's switching centers via call processing equipment installed at customer locations or in customer pay telephone equipment. This call processing equipment is programmed to recognize calls requiring operator assistance and to access the Company's network by dialing the Company's access number, then passing the call record information to one of the switching centers. The Company validates the authorization code or telephone number to be billed and then completes the call, while recording the date, destination, duration and time of day for subsequent billing purposes. At December 31, 1996, the Company was authorized to complete international and interstate calls placed throughout the United States, as well as intrastate calls within 46 states.

Competitive Advantages

     Management believes that the Company enjoys several competitive advantages over many others in the operator services industry. By virtue of the Company's large call volumes relative to many other operator services providers and the cost efficiencies it realizes by routing a large portion of its operator services traffic over its own facilities and maintaining its own operator center, the Company is able to provide high quality transmission on an efficient and economical basis. Additionally, because it is the source of commission payments to its operator services customers, the Company believes that its financial stability and history of timely payments allow it to compete effectively against many smaller, under-capitalized operator services providers. Moreover, the Company's flexible rate operations allow it to offer customized commission programs to its customers as compared to larger operator services providers.

     In 1994, the Company implemented a computerized bulletin board service called Stealth that allows its customers to access the system from remote locations and obtain customized and sophisticated reporting of calling patterns and volumes for each customer location or pay telephone. This advanced reporting system allows the Company's operator services customers to analyze their traffic on a daily basis and maximize telecommunications revenues by, for example, relocating underutilized telephones. The Company's detailed reporting also allows its customers to reconcile the accuracy or integrity of their commissions. The Company employs a skilled, professional staff of customer service employees and technicians, who provide service 24 hours per day, 365 days per year.

Strategy and Growth Opportunities

     The Company has developed a strong presence in operator services throughout the United States. Through its direct sales force and agents and its participation in state, regional and national trade associations, the Company intends to pursue geographic expansion on a nationwide basis. The Company will continue to market its operator services business to both the private pay telephone and hospitality industries and present new products and services for these markets.

     The Company's existing relationship with operator service customers, who typically own or manage numerous private pay telephones or hotels, provides a unique opportunity for the Company. The Company will have the potential to provide local access to a large volume of phones lines, yet limited number of customers. These characteristics will allow the Company to quickly and efficiently enter the local services market in targeted areas.


                         USE OF PROCEEDS

     The Shares being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling
Stockholders. See "Selling Stockholders."


                            DILUTION

     The net tangible book value of the Company at December 31, 1996 was ($45.8) million, or ($3.04) per share. "Net tangible book value per share" is equal to the Company's total tangible assets less total liabilities (excluding deferred income taxes), divided by the number of shares of Common Stock outstanding. Based on an assumed public offering price of $9.6875 (the closing price of the Common Stock on the Nasdaq National Market on February 18, 1997), new investors purchasing shares at the public offering price would experience an immediate dilution of $6.6475 in net tangible book value per share.

     The following table illustrates the per-share dilution at December 31, 1996:

     Assumed public offering price                        $9.6875
     Net tangible book value                              $3.04
     Assumed dilution to new investors in the offering    $6.6475


                      SELLING STOCKHOLDERS

     The following table sets forth the name of each of the Selling Stockholders and the number of shares that may be offered by each. The number of Shares that may be actually sold by the Selling Stockholders will be determined by each Selling Stockholder, and may depend upon a number of factors, including, among other things, the market price of the Common Stock. Because each Selling Stockholder may offer all, some or none of the Shares that each holds, and because the offering contemplated by this Prospectus is currently not being underwritten, no estimate can be given as to the number of Shares that will be held by any Selling Stockholder upon or prior to termination of this offering. See "Plan of Distribution." The table below sets forth information as of February 18, 1997, concerning the beneficial ownership of the Shares of each Selling Stockholder. All information as to beneficial owners has been furnished by each of the Selling Stockholders.


                                       Shares of Common               Common Stock              Common Stock
                                   Stock Beneficially Owned            Offered in         Beneficially Owned After
                                        Before Offering               The Offering              Offering (1)
                              -----------------------------------     ------------         ---------------------
Name                          Number         Percent                     Number            Number        Percent
----                          ------         -------                     ------            ------        -------

Parris H. Holmes, Jr.         481,219 (2)      3.1                      105,000 (3)         376,219 (2)     2.4
Larry M. James                237,568 (4)      1.5                       38,000 (5)         199,568 (4)     1.3
W. Audie Long                 164,000 (6)      1.1                       22,000 (7)         142,000 (6)       *
Alan W. Saltzman              163,672 (8)      1.1                       23,000 (9)         140,672 (8)       *
Neil J. Gaeta                  25,500            *                       22,500(10)           3,000           *
Jason P. Judge                 22,500            *                       22,500(10)               0           0
Louis A. Gaeta, Jr.            16,500            *                       16,500(10)               0           0
Mathew B. Sellers              21,500(11)        *                       16,500(10)           5,000(11)       *
Jack W. Nicklaus                8,250            *                        8,250(10)               0           0
Gary T. Nicklaus                8,250            *                        8,250(10)               0           0
Burton W. Lewis                 5,500            *                        5,500(10)               0           0
____________
*    Represents less than 1%.




(1)  Assumes all shares of Common Stock offered hereby are sold.

(2) Includes 245,000 shares that Mr. Holmes has the right to acquire upon the exercise of stock options, exercisable within 60 days.

(3) Parris H. Holmes, Jr. has been Chairman of the Board of the Company since September 1986. Mr. Holmes served as Chief Executive Officer of the Company from September 1986 until August 1996, when he resigned as Chief Executive Officer to become Chairman of the Board and Chief Executive Officer of Billing. On July 2, 1996 and July 16, 1996, the Company issued to Mr. Holmes 55,000 and 50,000 shares of Common Stock, respectively, in connection with grants of restricted stock under Restricted Stock Award Agreements dated January 26, 1996 and July 16, 1996, respectively.

(4) Includes 143,000 shares that Mr. James has the right to acquire upon the exercise of stock options, exercisable within 60 days, and 3,000 shares owned by Mr. James's wife.

(5) Larry M. James has served as Chief Executive Officer and President of the Company since August 1996 and has been a director of the Company since February 1991. Mr. James served as Chief Operating Officer of the Company from February 1991 to August 1996 and was named President of the Company in March 1993. On July 2, 1996 and July 16, 1996, the Company issued to Mr. James 28,000 and 10,000 shares of Common Stock, respectively, in connection with grants of restricted stock under Restricted Stock Award Agreements dated December 14, 1995 and July 16, 1996, respectively.

(6) Includes 142,000 shares that Mr. Long has the right to acquire upon the exercise of stock options, exercisable within 60 days.

(7) W. Audie Long has been General Counsel and Senior Vice President - Legal Counsel & Regulatory Affairs of the Company since February 1991 and Corporate Secretary of the Company since August 1993. On July 2, 1996 and July 16, 1996, the Company issued to Mr. Long 16,000 and 6,000 shares of Common Stock, respectively, in connection with grants of restricted stock under Restricted Stock Award Agreements dated December 14, 1995 and July 16, 1996, respectively.

(8) Includes 103,000 shares that Mr. Saltzman has the right to acquire upon the exercise of stock options, exercisable within 60 days, and 350 shares owned by Mr. Saltzman's wife.

(9) Alan W. Saltzman was Executive Vice President - Operations, Billing and Information Management of the Company from May 1993 until August 2, 1996, the effective date of the Distribution. On July 2, 1996 and July 16, 1996, the Company issued to Mr. Saltzman 16,000 and 7,000 shares of Common Stock, respectively, in connection with grants of restricted stock under Restricted Stock Award Agreements dated March 8, 1996 and July 16, 1996, respectively. Mr. Saltzman now serves as President and Chief Operating Officer of Billing.

(10) On January 21, 1997, the Company consummated the acquisition of Omni Communications, Inc., a direct dial long distance telephone company ("Omni") headquartered in Palm Beach Gardens, Florida and owned by Neil J. Gaeta (22.5%), Jason P. Judge (22.5%), Louis A. Gaeta, Jr. (16.5%), Mathew B. Sellers (16.5%), Jack W. Nicklaus (8.25%), Gary T. Nicklaus (8.25%) and Burton W. Lewis (5.5%). Omni had revenues of approximately $1.2 million for the year ended December 31, 1996, and at December 31, 1996, served approximately 540 direct dial long distance customers. In connection with the acquisition, Omni merged with and into a wholly owned subsidiary of the Company, with the Omni shareholders receiving an aggregate of 100,000 shares of the Company's Common Stock, 4,500 of which were deposited in an escrow account to satisfy certain post-closing obligations of Omni. The Company granted certain registration rights to the persons receiving its Common Stock in the acquisition, and pursuant thereto, has registered for sale in the offering made hereby 100,000 shares of Common Stock. The costs of this registration (other than brokerage commissions and other similar expenses) will be paid by the Company. The Company caused a subsidiary to enter into one-year employment agreements with each of Jason P. Judge and Neil J. Gaeta, with annual salaries of $75,000 and $50,000, respectively, in addition to any sales commissions and/or bonuses that each may receive. These agreements automatically renew on their respective anniversary dates unless notice of termination is given. In connection with their employment, the Company granted to each of Messrs. Judge and Gaeta an option to purchase 12,500 shares of Common Stock, such options to vest as to one-third on each anniversary date of the acquisition of Omni commencing on January 21, 1998.

(11) Includes 1,000 shares owned by Mr. Sellers' wife, Marilyn F.
Witt.

                      PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The Shares may be sold from time to time to purchasers directly by each Selling Stockholder. Alternatively, each Selling Stockholder may sell his Shares in one or more transactions (which may involve one or more block transactions) on the Nasdaq National Market, in privately negotiated transactions or otherwise, or in a combination of such transactions; each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; some or all of the Shares may be sold through broker-dealers acting as brokers or agents on behalf of each Selling Stockholder or to broker-dealers acting as principals for resale by such dealers; and in connection with such sales, such broker-dealers may receive compensation in the form of commissions, discounts or fees from each Selling Stockholder and/or the purchasers of such Shares for whom they may act as broker or agent. However, none of the Selling Shareholders nor the Company have entered into any arrangements or underwriting agreements with any broker-dealer or agent relative to the Shares to be offered hereby. It is anticipated that each Selling Stockholder will offer all of the Shares held by him for sale. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other similar expenses incurred by each Selling Stockholder will be borne by such Selling Stockholder.

     At the time a particular offer of Shares is made, if and to the extent required, a supplement to this Prospectus (the "Prospectus Supplement") will be distributed that will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from each Selling Stockholder, any commissions, discounts and other items constituting compensation from each Selling Stockholder and any commissions, discounts or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

     Each Selling Stockholder and any dealer acting in connection with the offering of any of the Shares or any broker executing or selling orders on behalf of that Selling Stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of any or all of the Shares and any commissions, discounts or concessions received by any such dealers or brokers may be deemed to be underwriting commissions and discounts under the Securities Act. Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Rules 10b-6 and 10b-7 of the Exchange Act, which provisions may limit the timing of purchases and sales of the Shares by such Selling Stockholder.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered and qualify for sale in such state, or unless an exemption from registration or qualification is available and is obtained.


                  DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), which is subject to designation and issuance by the Board in the future. On February 18, 1997, there were 15,336,614 shares of Common Stock outstanding and held of record by approximately 618 stockholders. There are currently no outstanding shares of Preferred Stock. At February 18, 1997, there were a total of 2,585,196 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options under the Company's employee stock option plan, director options under the option plan for non-employee directors, compensation contract options and certain outstanding warrants.

     The following descriptions of capital stock are qualified in all respects by reference to the Company's Restated Certificate of Incorporation.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board from funds legally available therefor. Each share of Common Stock entitles the holder thereof to one vote upon matters voted upon by the stockholders.
Cumulative voting for the election of directors is not permitted, which means that the holders of a majority of shares voting for the election of directors can elect all members of each class of the Board. Except as otherwise required by applicable Delaware law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors.

     The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or privileges. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. All shares of Common Stock now outstanding are, and the Shares of Common Stock to be sold by the Selling Stockholders hereby will be, upon issuance, fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board in one or more series, without further stockholder approval or action, with such designations, powers, limitations, restrictions, qualifications, rights, preferences and privileges as the Board may determine.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Montreal Trust Company of Canada, Vancouver, B.C., Canada.

INDEMNIFICATION

     The Company's Certificate provides that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or of which the Company was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, attorneys' fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person is adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, amendment, vote of stockholders or otherwise.

     Additionally, the Company shall, to the extent required, and may, to the extent permitted, by Section 145 of the Delaware General Corporation Law ("DGCL"), as amended from time to time, indemnify and reimburse all persons whom it may indemnify and reimburse pursuant thereto. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in Section 145(e) of the DGCL. The indemnification provided for in the Certificate is not exclusive of any other rights to which those entitled to receive indemnification or reimbursement thereunder may be entitled.

LIMITATION OF LIABILITY

     Section 102 of the DGCL authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation and its stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102 of the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Pursuant to such provision, the Company adopted an amendment to its Certificate at the 1993 Annual Meeting of Stockholders limiting the personal liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by the DGCL. As a result, a director of the Company may not be held personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and (iv) any transaction from which the director derived an improper personal benefit.

     The adoption of this provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. However, the adoption of this provision, together with the provision described above that requires the Company to indemnify its officers and directors against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so.

                          LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Arter & Hadden, Dallas, Texas.

=================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


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                        TABLE OF CONTENTS
                        -----------------
                                                       Page

Available Information                                    2
Incorporation of Certain Documents
  by Reference                                           2
Prospectus Summary                                       3
Risk Factors                                             5
Disclosure Regarding Forward-Looking
  Statement                                              7
The Company                                              8
Use of Proceeds                                         13
Dilution                                                13
Selling Stockholders                                    13
Plan of Distribution                                    15
Description of Capital Stock                            16
Legal Matters                                           18

=================================================================

                    288,000 SHARES




                U.S. LONG DISTANCE CORP.




                      COMMON STOCK





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                       PROSPECTUS

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                      March 6, 1997





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